UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.    )*

SUTRON CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

869380105 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 869380105 Page 2 of 5

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only)

Kenneth W. Whitt
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

Not Applicable
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned By Each Reporting Person	5. Sole Voting Power

-0-
6. Shared Voting Power

532,601
7. Sole Dispositive Power

-0-
8. Shared Dispositive Power

532,601

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

532,601
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not Applicable
11.	Percent of Class Represented by Amount in Row (9)

12.33%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 869380105

Item 1	(a)	Name of Issuer

Sutron Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices

2130 Ridgetop Circle, Sterling, VA 20166

Item 2	(a)	Name of Person Filing

Kenneth W. Whitt

Item 2	(b)	Address of Principal Business Office, or, if None, Residence

2714 W. Country Club Drive, Snowflake, AZ 85937

Item 2	(c)	Citizenship

United States

Item 2	(d)	Title of Class of Securities

Common Stock

Item 2	(e)	CUSIP Number

869380105

Item 3.	Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

Not Applicable

CUSIP No. 869380105

Item 4.	Ownership

(a) Amount beneficially owned:

On November 22, 2006, the reporting person beneficially owned 532,601 shares of the Issuer’s common stock.

(b) Amount Beneficially Owned:

532,601

(c) Percentage of Class:

12.33%

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP Number 869380105

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2006
Date

/s/ Kenneth W. Whitt
Kenneth W. Whitt